September 24, 2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

       Re: Avita Medical Limited
           Registration Statement on Form 20-F
           Filed September 19, 2019
           File No. 001-39059

Dear Dr. Perry:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2019 letter.

Registration Statement on Form 20-F filed September 19, 2019

Key Information, page 2

1. We note your response to prior comment 8, and your disclosure added on pages 4, 46 and
      95 that the information in exhibit 15.1 should not be relied on as indicative of actual results for the year ended June 30, 2019. You may not disclaim responsibility for your disclosure; please revise to remove any implication to the contrary.
Also:
        If the exhibit is not intended to be indicative of actual results, clarify the purpose of the report included as an exhibit, including what it is intended to indicate.
        Please be advised that you are responsible for considering whether additional disclosures of material information regarding your results are required to make the statements in your filing not misleading.
 Michael Perry
FirstName LastNameMichael Perry
Avita Medical Limited
Comapany 24, 2019 Medical Limited
September NameAvita
September 24, 2019 Page 2
Page 2
FirstName LastName
General

2. Please ensure that your disclosure is current. We note for example your September 17,
         2019 press release.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:      Christopher H. Cunningham, Esq.